

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Nick Bhargava
Executive Vice President, Secretary and Acting Chief Financial Officer
GROUNDFLOOR FINANCE INC.
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: GROUNDFLOOR FINANCE INC.**
> **Amended Offering Statement on Form 1-A**
> **Filed February 15, 2023**
> **File No. 024-12013**

Dear Nick Bhargava :

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction